Simpson Thacher & Bartlett LLP
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NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000
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Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

February 28, 2020

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Amendment No. 10 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 10 (“Amendment No. 10”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”). Unless otherwise defined below, terms defined in Amendment No. 10 and used below shall have the meanings given to them in Amendment No. 10. Page references in our response correspond to the pages of Amendment No. 10.

As previously indicated in the Company’s letter, dated February 27, 2020, in response to the Staff’s comment letter (the “Comment Letter”) dated February 26, 2020, in respect of comment 1 of such Comment Letter, the Company has revised the Registration Statement to update the Company’s disclosure, to include a new footnote (1) to the section titled “Summary—Summary Historical Consolidated Financial Information” on page 30 and to include additional information in footnote (2) to the Capitalization table on page 75.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus